KRAMER LEVIN NAFTALIS & FRANKEL LLP

THOMAS E. MOLNER
PARTNER
PHONE 212-715-9429
FAX 212-715-8000
TMOLNER@KRAMERLEVIN.COM

March 9, 2010

VIA EDGAR AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:  Michelle Lacko, Staff Attorney

Re:	Baltic Trading Limited
Amendment No. 8 to Form S-1
File No. 333-162456

Ladies and Gentlemen:

On behalf of Baltic Trading Limited (the “Company” or “Baltic Trading”), we are forwarding to you clean and marked courtesy copies of the above-referenced amendment to the Company’s Registration Statement on Form S-1 (as so amended, including all exhibits thereto, the “Registration Statement”) which has been filed via EDGAR.  The marked copies show changes from the previous amendment to the Registration Statement.  The current amendment includes executed versions of certain exhibits, including the legal opinions filed as Exhibits 5.1, 5.2, 8.1, and 8.2, and some additional minor updates.

We have submitted an updated request for acceleration of the effectiveness of the Registration Statement to 3:00 p.m. on March 9, 2010. We will be in touch with you prior to such time by telephone to confirm whether the Registration Statement should be declared effective.

Please do not hesitate to contact me at the above telephone and facsimile numbers if you have any questions.

Very truly yours,

/s/ Thomas E. Molner

Thomas E. Molner

cc:           Mr. John C. Wobensmith

Enclosures:                                 One clean copy of the Registration Statement

Two marked copies of the Registration Statement

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